UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

Michael D. Adamski, Esq.
Wolverine Asset Management, LLC
175 W. Jackson Blvd., Suite 340
Chicago, Illinois  60604
(312) 884-4400

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Michael A. Adelstein, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7540

May 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F104	Page 2 of 11 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14		TYPE OF REPORTING PERSON IA

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14		TYPE OF REPORTING PERSON HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Trading Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14		TYPE OF REPORTING PERSON CO/HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 5 of 11 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher L. Gust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14		TYPE OF REPORTING PERSON IN/HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 6 of 11 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bellick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14		TYPE OF REPORTING PERSON IN/HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

SCHEDULE 13D
CUSIP No. 74965F104	Page 7 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland, 20910.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by Wolverine Asset Management, LLC (“WAM”), Wolverine Holdings, L.P. (“WH”), Wolverine Trading Partners, Inc. (“WTP”), Christopher L. Gust, and Robert R. Bellick  (WAM, WH, WTP, and Messrs. Gust and Bellick, collectively, the “Reporting Persons”).  The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, is the beneficial owner of any shares of the Common Stock.  The Reporting Persons have entered into a joint filing agreement, dated as of June 1, 2015, a copy of which is filed herewith as Exhibit 99.1.

WAM, an Illinois limited liability company, whose business address is 175 W. Jackson Blvd., Suite 340, Chicago, Illinois 60604, is the investment manager of affiliated private investment funds.  WH, an Illinois limited partnership, whose business address is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604, is the sole member and manager of WAM.  WTP, an Illinois corporation, whose business address is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604, is the general partner of WH. Mr. Bellick is a natural person whose business address is 175 West Jackson Blvd., Suite 200, Chicago, Illinois 60604.  Mr. Gust is a natural person whose business address is 175 West Jackson Blvd., Suite 340, Chicago, Illinois 60604.  Each of Mr. Bellick and Mr. Gust may be deemed to control WTP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WAM is an Illinois limited liability company.  WH is an Illinois limited partnership.  WTP is an Illinois corporation.  Messrs. Bellick and Gust are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities reported herein (as described in Item 4) were purchased for the account of Wolverine Flagship Fund Trading Limited, a private investment fund managed by WAM (the “Flagship Fund”).  The source of funding was the capital of the Flagship Fund.  A total of approximately $4,000,000 was paid in the acquisition of the securities purchased pursuant to the Securities Purchase Agreement described in Item 4.

SCHEDULE 13D
CUSIP No. 74965F104	Page 8 of 11 Pages

ITEM 4.	PURPOSE OF TRANSACTION

On May 20, 2015, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), and a Certificate of Designations of the Series A-1 Convertible Preferred Stock of the Issuer (the “Certificate of Designations”), the Flagship Fund acquired 4,000 shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Convertible Preferred Stock”, and such shares the “Preferred Shares”) of the Issuer, initially convertible into 4,000,000 shares of Common Stock and warrants to purchase 1,200,000 shares of Common Stock (the “Warrants”); provided, that the Reporting Persons are prohibited from converting any Preferred Shares or exercising any Warrants if as a result the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), at any time more than 9.99% of the outstanding Common Stock pursuant to an ownership limitation in the Certificate of Designations and the Warrants (the “Blocker”).  As the Preferred Shares represent all shares of Series A-1 Convertible Preferred Stock issuable pursuant to the Certificate of Designations, Flagship Fund is the sole holder of Series A-1 Convertible Preferred Stock.  The Flagship Fund also holds 20,370 additional warrants that were acquired for its account in the Issuer's initial public offering prior to the transaction described above.

The Securities Purchase Agreement, the Certificate of Designations and the Warrants are set forth as Exhibits 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated by reference to Exhibits 10.1, 3.1 and 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015.

So long as the holders of the Preferred Shares hold at least 4.75% of the Common Stock then outstanding (on an as-converted basis), the holders have the right to appoint at least one director to the board of directors of the Issuer.  If the holders hold at least 15% of the Common Stock then outstanding, the holders shall have the right to elect two directors to the board of directors of the Issuer.  If the Issuer fails for any reason (A) to pay four consecutive quarterly dividends as required pursuant to the Certificate of Designations or (B) to redeem the Preferred Shares if required pursuant to the Certificate of Designations, the holders shall have the right to elect a majority of the board of directors of the Issuer.  On May 20, 2015, pursuant to the terms of the Securities Purchase Agreement and the Certificate of Designations, John Ziegelman, an employee of WAM, became a director of the Issuer.

In accordance with the Certificate of Designations, the Issuer has also agreed to reduce the size of the board of directors of the Issuer to seven members and to continue to comply with certain Nasdaq corporate governance provisions, in each case, within six months after the issuance of the Preferred Shares.

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), the Issuer agreed to provide certain registration rights with respect to the Preferred Shares and the Warrants.

SCHEDULE 13D

CUSIP No. 74965F104	Page 9 of 11 Pages

A copy of the Registration Rights Agreement is set forth as Exhibit 99.5 hereto and is incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015.

The Reporting Persons initially acquired the Common Stock and the Warrants from the Issuer for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity for the Flagship Fund.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis.  The Reporting Persons may take such actions with respect to the investment in the Issuer as are deemed appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of the beneficial or economic holdings, and/or otherwise changing the intentions with respect to any and all matters referred to in Item 4 of this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Items 8, 10, 11 and 13 of the cover pages of this Schedule are incorporated herein by reference.

As described in Item 4, the securities reported on this Schedule consist of 4,000 Preferred Shares, initially convertible into 4,000,000 shares of Common Stock and warrants to purchase 1,220,370 shares of Common Stock provided, that the Reporting Persons are prohibited from converting any Preferred Shares or exercising any Warrants in excess of the Blocker.

(b) Each of the Reporting Persons shares power to direct the vote and/or to direct the disposition of the securities reported herein, and none of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the securities reported herein.  WAM, as investment manager of the Flagship Fund, is deemed to have beneficial ownership of the securities reported herein.  The sole member and manager of WAM is WH.  Bellick and Gust may be deemed to control WTP, the general partner of WH.

(c) The transactions described in Item 4 herein, which are incorporated by reference into this Item 5(c), represent all of the transactions in the securities of the Issuer that were effected in the past sixty days by the Reporting Persons.  Except as set forth in Item 4, within the last 60 days, no reportable transactions were effected by any Reporting Person.

SCHEDULE 13D
CUSIP No. 74965F104	Page 10 of 11 Pages

(d) The Flagship Fund is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that are beneficially owned by WAM.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the descriptions of the Securities Purchase Agreement, the Certificate of Designations, the Warrants, and the Registration Rights Agreement, which descriptions are set forth in Item 4 and which are incorporated herein by reference.  The Securities Purchase Agreement, the Certificate of Designations, the Warrants, and the Registration Rights Agreement are set forth as Exhibits 99.2, 99.3, 99.4, 99.5 hereto, respectively, and are incorporated by reference to Exhibits 10.1, 3.1, 3.5, and 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

EXHIBITS

99.1	Joint Filing Agreement, among Wolverine Asset Management, LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc., Christopher L. Gust, and Robert R. Bellick.
99.2
Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.3
Form of Certificate of Designations of the Series A-1 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.4	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).
99.5
Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

SCHEDULE 13D

CUSIP No. 74965F104	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2015

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick